    As filed with the Securities and Exchange Commission on October 23, 1998
                                                  Registration No. 333-56465
----------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       POST-EFFECTIVE AMENDMENT NO. 1 TO
                                    FORM S-1
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933
                              (INCLUDING EXHIBITS)

                              PULASKI FINANCIAL CORP.
                ----------------------------------------------
                   (Exact name of registrant in its charter)

  Delaware                            6035                    43-1816913
------------                     ---------------            --------------
(State or other jurisdiction     (Primary SIC No.)          (I.R.S. Employer
of  incorporation                                           Identification No.)
or organization)
                             12300 Olive Boulevard
                              St. Louis, Missouri
                                (314) 878-2210
    -------------------------------------------------------------------------
   (Address and telephone number of principal executive offices and place of business)

                            Paul M. Aguggia, Esquire
                            Aaron M. Kaslow, Esquire
                              BREYER & AGUGGIA LLP
                              1300 I Street, N.W.
                                 Suite 470 East
                            Washington, D.C.  20005
                                (202) 737-7900
       ---------------------------------------------------------------
           (Name, address and telephone number of agent for service)

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

  As soon as practicable after this registration statement becomes effective.

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS SUPPLEMENT
                            PULASKI FINANCIAL CORP.
                  (PROPOSED HOLDING COMPANY FOR PULASKI BANK)
             BETWEEN 1,870,000 AND 2,909,500 SHARES OF COMMON STOCK

This Prospectus Supplement supplements and amends the Prospectus of Pulaski Financial Corp. dated August 12, 1998, which you should read in conjunction with this Prospectus Supplement. Capitalized terms used but not defined in this Prospectus Supplement have the same meaning as they do in the Prospectus.

The purpose of this Prospectus Supplement is to amend the Prospectus to reflect a decrease in the offering range as a result of current market prices of stocks of publicly traded financial institutions and the level of subscriptions received in the Subscription Offering and Direct Community Offering as of September 18, 1998. In light of the new offering range, Pulaski Financial Corp. is giving persons who subscribed for common stock in the Subscription Offering or the Direct Community Offering the opportunity to maintain, increase, decrease or cancel their orders. SUBSCRIBERS WHO DESIRE TO MAINTAIN OR CHANGE THEIR ORIGINAL ORDERS MUST SIGN AND RETURN THE SUPPLEMENTAL ORDER FORM TO THE BANK NO
                ----
LATER THAN 12:00 NOON, CENTRAL TIME, __________, 1998.

     IMPORTANT: FAILURE TO RETURN A SUPPLEMENTAL ORDER FORM WILL RESULT IN THE AUTOMATIC CANCELLATION OF YOUR ORDER AND RETURN OF YOUR SUBSCRIPTION FUNDS OR TERMINATION OF YOUR WITHDRAWAL AUTHORIZATION.
--------------------------------------------------------------------------------
                                OFFERING SUMMARY

                            Price Per Share:  $10.00

                                       Minimum           Midpoint          Maximum       Maximum, as adjusted
                                     -----------        -----------      -----------     --------------------
Number of shares:                      1,870,000          2,200,000        2,530,000                2,909,500
Gross offering proceeds:             $18,700,000        $22,000,000      $25,300,000              $29,095,000
Estimated offering expenses:         $   834,000        $   858,000      $   882,000              $   910,000
Estimated net proceeds:              $17,866,000        $21,142,000      $24,418,000              $28,185,000
Estimated net proceeds per share:    $      9.55        $      9.61      $      9.65              $      9.69

The amount of common stock being offered in the conversion is based on an updated independent appraisal of the market value of Pulaski Bank and Pulaski Bancshares, M.H.C. after giving effect to the conversion. The independent appraiser has stated that as of September 25, 1998 the market value of the converted Pulaski Bank and Pulaski Bancshares, M.H.C. ranged from $25,487,250 to $34,482,750. Based on this updated valuation and the 73.37% ownership interest being sold in this offering, the minimum of the new offering range was set at $18,700,000 and the maximum was set at $25,300,000. Subject to approval of the Office of Thrift Supervision, an additional 15% above the maximum number of shares may be sold.

--------------------------------------------------------------------------------
THESE SECURITIES ARE NOT DEPOSITS OR ACCOUNTS AND ARE NOT INSURED OR GUARANTEED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER GOVERNMENT AGENCY.

FOR A DISCUSSION OF CERTAIN RISKS THAT YOU SHOULD CONSIDER, SEE "UPDATED RISK FACTORS" BEGINNING ON PAGE 6 OF THIS PROSPECTUS SUPPLEMENT AND "RISK FACTORS" BEGINNING ON PAGE 10 IN THE PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION, THE OFFICE OF THRIFT SUPERVISION, NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS ACCURATE OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

 For additional information, please contact the Bank's stock information center at (314) 878-5200.


                            CHARLES WEBB & COMPANY,
                  a Division of Keefe, Bruyette & Woods, Inc.


          The date of this Prospectus Supplement is ___________, 1998

 Throughout this Prospectus Supplement, Pulaski Bank, A Federal Savings Bank is referred to as the "Bank", Pulaski Bancshares, M.H.C. is referred to as the "MHC" and Pulaski Financial Corp. is referred to as the "Holding Company."


                               TABLE OF CONTENTS

          Results of Special Meetings ............................  3
          Revised Valuation Range ................................  3
          Extension of Time Period to Complete
           the Offering ..........................................  4
          Resolicitation Procedures ..............................  5
          Updated Risk Factors ...................................  6
          Use of Proceeds ........................................  7
          Revised Dividend Policy ................................  8
          Capitalization .........................................  9
          Historical and Pro Forma Regulatory
           Capital Compliance .................................... 11
          Pro Forma Data ......................................... 12
          Effect of the Conversion on the
            Bank's Stockholders .................................. 17
          Subscriptions by Executive Officers
           and Directors ......................................... 18
          Where You Can Find Additional
           Information ........................................... 19
          Index to Quarterly Financial
           Information ........................................... 20

                          RESULTS OF SPECIAL MEETINGS

   At the Special Meeting of Members of the MHC held on September 28, 1998, 869,157 votes, or approximately 58.8% of the 1,477,796 votes eligible to be cast, were voted in favor of the adoption of the Plan of Conversion and 48,283 votes, or approximately 3.2% of the total votes eligible to be cast, were voted against adoption of the Plan of Conversion. Accordingly, the Plan of Conversion was approved by more than the required majority of the total votes eligible to be cast at the Special Meeting.

   The Bank adjourned its Special Meeting of Stockholders on September 28, 1998 before taking a vote on the adoption of the Plan of Conversion. The Special Meeting will be reconvened on __________, 1998.

                            REVISED VALUATION RANGE

   The amount of common stock being offered in the conversion is based on an independent appraisal of the estimated pro forma market value of the Bank and the MHC after giving effect to the conversion. As described in the Prospectus, RP Financial, the independent appraiser, estimated that, in its opinion, as of July 24, 1998, the aggregate pro forma market value of the Bank and the MHC ranged between $55,608,560 and $75,235,100 ("Estimated Valuation Range"). Based on this valuation and the approximate 73.37% ownership interest being sold in this offering, the Board of Directors of the Holding Company and the Bank established an offering range of $40,800,000 to $55,200,000. At the close of the Subscription Offering and the Direct Community Offering on September 18, 1998, the Holding Company had received 1,306 subscriptions for a total of $6.7 million of common stock, excluding the subscription of the ESOP, which is significantly below the minimum of the offering range. As described in the Prospectus, OTS regulations prohibit the consummation of a conversion unless the minimum number of shares has been sold. See "THE CONVERSION -- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" in the Prospectus for a discussion of the appraisal process.

   RP Financial has prepared a revised appraisal which estimates that, as of September 25, 1998, the aggregate pro forma market value of the Bank and the MHC ranged between $25,487,250 and $34,482,750 ("Revised Estimated Valuation Range"). The Revised Estimated Valuation Range reflects current stock market conditions, including the overall decline in the stock market during August and September and its impact on the market for thrifts and new issues, and the level of subscriptions in the offering as of September 18, 1998. The decrease in the valuation was not based on any material change in the earnings, assets or financial condition of the Bank. The Boards of Directors of the Holding Company and the Bank reviewed RP Financial's updated appraisal report, including the methodology and the assumptions used by RP Financial, and determined that the Revised Estimated Valuation Range was reasonable and adequate.

   Based on the Revised Estimated Valuation Range and the approximate 73.37% ownership interest being sold in this offering, the Boards of Directors of the Holding Company and the Bank established a new offering range of $18,700,000 to $25,300,000. Based on the $10.00 per share purchase price, the Holding Company is offering between 1,870,000 and 2,530,000 shares. The change in the offering range materially affects pro forma earnings per share and pro forma book value per share. Updated information on the pro forma consolidated capitalization and net earnings of the Holding Company after giving effect to the conversion is provided in this Prospectus Supplement under the headings "PRO FORMA DATA" and "CAPITALIZATION."

   In light of the Revised Estimated Valuation Range and in accordance with OTS regulations and the terms of the Subscription Offering and Direct Community Offering as set forth in the Prospectus, the Holding Company and the Bank are giving all subscribers the opportunity to maintain, increase, decrease or cancel their original orders by so advising the Holding Company in writing no later than 12:00 Noon, Central Time, on __________, 1998. See "RESOLICITATION PROCEDURES."

   As described in the Prospectus, each share of Bank common stock held by the Bank's public stockholders will be exchanged for shares of Holding Company common stock pursuant to an Exchange Ratio that will result in the public stockholders of the Bank owning in the aggregate approximately 26.63% of the Holding Company. The final Exchange Ratio will be based on the percentage ownership interest of the Bank's public stockholders in the Bank and the number of shares sold in this offering and not on the market value of Bank common stock. Based on the 2,105,840 shares of Bank common stock outstanding at the date of this Prospectus Supplement, and assuming a minimum of 1,870,000 and a maximum of 2,530,000 shares of Holding Company common stock are sold in the offering, the Exchange Ratio is expected to range from approximately 1.0674 to
1.4442. If 2,909,500 shares of common stock are sold, the Exchange Ratio will be 1.6608. The final Exchange Ratio will be adjusted if any options to purchase shares of Bank common stock are exercised after the date of this Prospectus Supplement and before the consummation of the conversion.


             Shares to be Sold                 Shares to be Exchanged          Total Shares
                in this                             for Bank                   of Common
                Offering(1)                         Common Stock (1)           Stock to be         Exchange
             --------------------------        ----------------------
             Amount           Percent            Amount      Percent           Outstanding(1)      Ratio(1)
             ------------  ------------        -----------  ---------          --------------      --------

Minimum.....  1,870,000       73.37%            678,725        26.63%            2,548,725         1.0674
Midpoint....  2,200,000       73.37             798,500        26.63             2,998,500         1.2558
Maximum.....  2,530,000       73.37             918,275        26.63             3,448,275         1.4442
15% above
Maximum....   2,909,500       73.37           1,056,016        26.63             3,965,516         1.6608
------------------------

(1) Assumes that outstanding options to purchase 15,592 shares of Bank common stock are not exercised before consummation of the conversion. If all options are exercised, the percentages represented by the shares sold in this offering and the shares issued in exchange for the Bank's common stock would be 72.89% and 27.11%, respectively, and the Exchange Ratio would be 1.0607, 1.2478, 1.4350, and 1.6503, at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively.

    The updated appraisal report of RP Financial has been filed as an exhibit to the Holding Company's Registration Statement and the MHC's Application for Conversion. See "WHERE YOU CAN FIND ADDITIONAL INFORMATION" for information on how to obtain a copy of the updated appraisal report.

    The total number of shares to be issued in the conversion may be increased or decreased to reflect changes in market and financial conditions prior to the close of the offering. In the event that the total number of shares sold is less than 1,870,000 or more than 2,909,500 (15% above the maximum of the Revised Estimated Valuation Range), for aggregate gross proceeds of less than $18,700,000 or more than $29,095,000, subscribers will be offered further opportunity to modify or cancel their subscriptions.


               EXTENSION OF TIME PERIOD TO COMPLETE THE OFFERING

    OTS regulations provide that the sale of the common stock must be completed within 45 days following the termination of the subscription period, unless such period is extended by the OTS. As a result of the need to resolicit all persons who subscribed for shares in the Subscription Offering and Direct Community Offering, the Bank and the Holding Company have obtained from the OTS an extension of time to complete the offering. If the Bank does not complete the offering by __________, 1998, either the Bank will return all funds with interest and cancel all withdrawal authorizations or, if the Holding Company and the Bank obtain a further extension of time to complete the offering, the Holding Company and the Bank will again give all subscribers the right to maintain, increase, decrease or cancel their subscriptions.

                           RESOLICITATION PROCEDURES

    As required by OTS regulations and the Plan of Conversion adopted by the Bank and the MHC, the Holding Company is giving all subscribers in the Subscription Offering and Direct Community Offering the opportunity to maintain their original orders, to increase or decrease the number of shares subscribed for or to cancel their original orders. Regardless of your original order, you may now choose to:

    (1) maintain your original order for the number of shares indicated on your previously submitted stock order form;

    (2) increase the number of shares subscribed for, subject to the maximum purchase limitations;

    (3) decrease the number of shares subscribed for, with any excess payment to be refunded promptly or any excess authorization for withdrawal to be canceled promptly; or

    (4) cancel your order in its entirety, with any payment to be refunded with interest thereon and any authorization for withdrawal to be canceled promptly.

    To maintain, increase, decrease or cancel your original order as provided herein, you must return a completed and signed supplemental order form to any office of the Bank by 12:00 Noon, Central Time, on _________, 1998. Once received by the Bank, your supplemental order form may not be modified or rescinded without the consent of the Bank unless the offering is further extended beyond _________, 1998. IF YOU DO NOT RETURN A COMPLETED SUPPLEMENTAL ORDER FORM OR IF IT IS RECEIVED BY THE BANK AFTER __________, 1998, YOUR ORIGINAL ORDER WILL BE CANCELED AUTOMATICALLY AND YOUR FUNDS WILL BE RETURNED PROMPTLY WITH INTEREST OR YOUR WITHDRAWAL AUTHORIZATION WILL BE TERMINATED.

    Subscribers who desire to maintain their orders must return the supplemental order form marked accordingly. Subscribers who desire to increase their orders may do so by returning the supplemental order form along with full payment or with a withdrawal authorization from a deposit account at the Bank for the amount of additional shares ordered. Subscribers who desire to decrease or cancel their orders may do so by returning the supplemental order form marked accordingly, and they will receive a prompt refund with interest, or a reduction in the amount of their withdrawal authorization, as applicable, for all or part of their original order.

    If an original stock order form contained more than one signature, the supplemental order form should be signed by all persons who signed the original stock order form. If all such persons do not sign the supplemental order form, the Holding Company reserves the right to treat the supplemental order form as invalid. Please call the stock information center if you have any questions.

    Any necessary payment for additional subscribed shares may be made (1) in cash if delivered in person at the Bank's stock information center, (2) by check, bank draft or money order, or (3) by authorization of withdrawal from deposit accounts maintained with the Bank. Interest will continue to be paid on subscriptions made by cash, check, bank draft or money order at the Bank's passbook rate of interest from the date the payment is received by the Bank until the completion or termination of the conversion. If payment is made by authorization of withdrawal from deposit accounts, the funds authorized to be withdrawn will continue to accrue interest at the contractual rates until completion or termination of the conversion but a hold will be placed on such funds, thereby making them unavailable to the depositor until completion or termination of the conversion. Appropriate means by which such withdrawals may be authorized are contained in the supplemental order form.

    Persons who have not subscribed for common stock as of the date of this Prospectus Supplement may also be offered the opportunity to subscribe for common stock until ________, 1998. Because all subscription rights terminated on September 13, 1998, any qualifying depositor who submits an order for the first time during the resolicitation period will be deemed to be a participant in the Direct Community Offering.

    The minimum number of shares that you may purchase is 25. The Bank has established the following additional purchase limitations:

    1. No person (including all persons on a joint account) may purchase more than 40,000 shares in the offering.

    2. No person, either alone or together with associates or persons acting in concert, may purchase shares in an amount that, when combined with shares received in exchange for Bank common stock, exceeds 95,000 shares.

    On September 24, 1998, the Bank's Board of Directors amended the Plan of Conversion to reduce the overall purchase limitation from 125,000 shares to 95,000 shares. Subscribers whose original orders exceed the new overall purchase limitation will receive a prompt refund of any excess payment or any excess authorization for withdrawal will be canceled promptly.

    Because OTS policy requires that the maximum purchase limitation include shares to be received in exchange for shares of Bank common stock, if you own shares of Bank common stock you may be limited in your ability to subscribe for and purchase shares in this offering. See "THE CONVERSION--Limitations on Purchases of Shares of Common Stock" in the Prospectus for further discussion of the purchase limitations.

    The Boards of Directors of the Bank and the MHC may, in their sole discretion, increase the maximum purchase limitation set forth above up to 9.99% of the shares of common stock sold in the conversion, provided that orders for shares which exceed 5% of the shares of common stock sold in the conversion may not exceed, in the aggregate, 10% of the shares sold in the conversion. The Bank and the MHC do not intend to increase the maximum purchase limitation unless market conditions are such that an increase in the maximum purchase limitation is necessary to sell a number of shares in excess of the minimum of the Revised Estimated Valuation Range. If the Boards of Directors decide to increase the purchase limitations described above, persons who subscribed for the maximum number of shares of common stock will be, and other large subscribers in the discretion of the Holding Company and the Bank may be, given the opportunity to increase their subscriptions accordingly, subject to the rights and preferences of any person who has priority subscription rights.

    In the event of an oversubscription, shares will be allocated in accordance with the Plan of Conversion.


                             UPDATED RISK FACTORS

    Before investing in the common stock please carefully consider the matters discussed below in addition to the risk factors disclosed in the Prospectus. The common stock is not a savings account or deposit and is not insured by the FDIC or any other government agency.

RECENT PERFORMANCE OF CONVERSION OFFERINGS

    RP Financial indicated that the basis for the Revised Estimated Valuation Range was the current condition of the stock market and the level of subscriptions in the offering as of September 18, 1998. Although the Revised Estimated Valuation Range may make the common stock more attractive to investors due to the lower number of shares offered and the decrease in the pro forma price-to-book value ratio, the Holding Company cannot guarantee that if you purchase shares in the conversion you will be able to sell your shares at or above the $10.00 purchase price.

POSSIBLE VOTING CONTROL BY MANAGEMENT AND EMPLOYEES

    The 53,100 shares of common stock expected to be purchased by the Bank's directors and executive officers and their associates in the conversion, combined with shares such persons will receive in exchange for their shares of Bank common stock and the shares expected to be awarded or sold to plan participants under the ESOP, the 1999 MRDP, the 1999 Option Plan and the 1994 Option Plan, could ultimately result in management and employees and their associates controlling up to approximately 23.8% of the outstanding shares of the common stock (assuming the sale of 2,200,000 shares in the conversion and that the shares issued under the 1999 MRDP, the 1999 Option Plan and the 1994 Option Plan are repurchased treasury shares) and could permit management to benefit from certain statutory and regulatory provisions, as well as certain provisions in the Holding Company's Certificate of Incorporation and Bylaws, that tend to promote the continuity of existing management. If these individuals were to act as a group or in concert with each other they could have significant influence over the outcome of any stockholder vote requiring a majority vote and in the election of directors and could effectively exercise veto power in matters requiring the approval of stockholders, such as certain business combinations. Management might thus have the power to authorize actions that might be viewed as contrary to the best interests of non-affiliated holders of the common stock and might have veto power over actions that such holders might deem to be in their best interests. See "SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS" and "MANAGEMENT OF THE BANK -- Executive Compensation" and "RESTRICTIONS ON ACQUISITION OF THE HOLDING COMPANY" in the Prospectus.

RISK OF FURTHER DELAY IN CONSUMMATING THE CONVERSION

    If the conversion is not completed by _________, 1998 as a result of changes that lead to a material revision in the Revised Estimated Valuation Range and the OTS consents to an extension of time to complete the conversion, there would be another resolicitation offering. OTS regulations permit the OTS to grant one or more time extensions, none of which shall exceed 90 days. Such extensions may not go beyond September 28, 2000. In the resolicitation offering, all subscribers would be mailed another supplement to the Prospectus and given another opportunity to confirm, modify or cancel their subscriptions. Failure to confirm affirmatively or modify would be deemed a cancellation and all subscription funds, together with accrued interest, would be returned to the subscriber, or if the subscriber authorized payment by withdrawal of funds on deposit at the Bank, that authorization would terminate. If a subscriber affirmatively confirms his subscription order during the resolicitation offering, the Holding Company and the Bank would continue to hold the subscriber's subscription funds until the expiration of the resolicitation offering. All subscriptions held by the Holding Company and the Bank when the resolicitation offering expires would be irrevocable without the consent of the Holding Company and the Bank until the completion or termination of the conversion.


                                USE OF PROCEEDS

     The net proceeds from the sale of the common stock offered hereby are estimated to range from $17.9 million to $24.4 million. If the Revised Estimated Valuation Range is increased by 15%, net proceeds are estimated to be $28.2 million. See "PRO FORMA DATA" for the assumptions used to arrive at such amounts. The Holding Company has received approval from the OTS to contribute 50% of the net proceeds of the offering to the Bank.

     The following table presents the estimated net proceeds of the offering based on the number of shares set forth below together with the amount to be retained by the Holding Company and the amount to be contributed to the Bank.

                                   1,870,000      2,200,000       2,530,000         2,909,500
                                   Shares at      Shares at       Shares at         Shares at
                                   $10.00  $      10.00           $ 10.00           $10.00
                                   Per Share      Per Share       Per Share         Per Share
                                   ---------      ---------       ---------         ---------
                                                          (in thousands)

Gross proceeds...................    $18,700        $22,000         $25,300         $29,095
Less expenses....................        834            858             882             910
                                     -------     ----------         -------         -------
Net proceeds.....................    $17,866     $   21,142         $24,418         $28,815
                                     =======     ==========         =======         =======
Amount to be retained by the
 Holding Company.................    $ 8,933        $10,571         $12,209         $14,408

Amount to be contributed to the
 Bank............................    $ 8,933        $10,571         $12,209         $14,408

          In connection with the conversion and the establishment of the ESOP, the Holding Company intends to loan the ESOP the amount necessary to purchase 8% of the shares of common stock sold in the conversion. The Holding Company's loan to fund the ESOP may range from $1,496,000 to $2,024,000 based on the sale of 149,600 shares to the ESOP (at the minimum of the Revised Estimated Valuation Range) and 202,400 shares (at the maximum of the Revised Estimated Valuation Range), respectively, at $10.00 per share. If 15% above the maximum of the Revised Estimated Valuation Range, or 2,909,500 shares, are sold in the conversion, the Holding Company's loan to the ESOP would be approximately $2,327,600 (based on the sale of 232,760 shares to the ESOP). It is anticipated that the ESOP loan will have a 15-year term with interest payable at the prime rate as published in The Wall Street Journal on the closing date of the conversion. The loan will be repaid principally from the Bank's contributions to the ESOP and from any dividends paid on shares of common stock held by the ESOP.


                            REVISED DIVIDEND POLICY

          Upon completion of the conversion, the Holding Company's Board of Directors will have the authority to declare dividends on the common stock, subject to statutory and regulatory requirements. The Board of Directors of the Holding Company intends to pay quarterly cash dividends on the common stock at a rate that would initially result in a payout ratio of approximately 54%. Based on the pro forma earnings under the Revised Estimated Valuation Range for the nine months ended June 30, 1998, this would result in a quarterly dividend of $0.13, $0.115, $0.10 and $0.09 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively. The Holding Company originally intended to achieve economic parity with the dividends currently paid on the Bank's common stock. However, based on the pro forma earnings under the Revised Estimated Valuation Range, this would have resulted in a dividend payout that exceeded earnings. The Board of Directors determined that such a policy was not prudent and intends to reduce the dividend to a level that is more appropriate for the Holding Company's earnings and that is more consistent with peer institutions. The first dividend payment on the Holding Company's common stock is expected during January 1999.

                                 CAPITALIZATION

          The following table presents the historical capitalization of the Bank at June 30, 1998, and the pro forma consolidated capitalization of the Holding Company after giving effect to the assumptions set forth under "PRO FORMA DATA," based on the sale of the number of shares of common stock at the minimum, midpoint, maximum and maximum, as adjusted, of the Revised Estimated Valuation Range. The shares that would be issued at the maximum, as adjusted, of the Revised Estimated Valuation Range would be subject to receipt of OTS approval of an updated appraisal confirming such valuation. A CHANGE IN THE NUMBER OF SHARES TO BE ISSUED IN THE CONVERSION MAY MATERIALLY AFFECT PRO FORMA CONSOLIDATED CAPITALIZATION.


                                                          Holding Company
                                              Pro Forma Consolidated Capitalization
                                                    Based Upon the Sale of
                                            ----------------------------------------
                                          Bank                1,870,000        2,200,000        2,530,000       2,909,500
                                        Capitalization        Shares at        Shares at        Shares at       Shares at
                                          as of               $10.00           $10.00           $10.00          $10.00
                                        June 30, 1998         Per Share(1)     Per Share(1)     Per Share(1)    Per Share(2)
                                        -------------        -------------     ------------     ------------    ------------
                                                          (in thousands)

Deposits(3).............................   $156,434          $  156,434        $  156,434         $  156,434       $  156,434
FHLB advances...........................      1,900               1,900             1,900              1,900            1,900
                                           --------          ----------        ----------         ----------       ----------
Total deposits and borrowed funds.......   $158,334          $  158,334        $  158,334         $  158,334       $  158,334
                                           ========          ==========        ==========         ==========       ==========

Stockholders' equity:

  Preferred stock:
    1,000,000 shares, $.01 par value
    per share, authorized; none issued
    or outstanding......................   $     --          $       --        $       --         $       --       $       --

  Common stock:
    25,000,000 shares, $.01 par value
    per share, authorized; specified
    number of shares assumed to be
    issued and outstanding(4)...........      2,106                  25                30                 34               40

  Additional paid-in capital............      5,256              25,203            28,474             31,746           35,507

  Retained earnings(5)..................     17,713              17,927            17,927             17,927           17,927
  Less:
    Common stock acquired
      by ESOP(6)........................         --              (1,496)           (1,760)            (2,024)          (2,328)
    Common stock acquired
      by 1994 MRDP......................        (87)                (87)              (87)               (87)             (87)
    Common stock to be acquired
      by 1999 MRDP(7)...................         --                (748)             (880)            (1,012)          (1,164)
                                           --------          ----------        ----------         ----------       ----------
 Total stockholders' equity.............   $ 24,988          $   40,824        $   43,704         $   46,584       $   49,896
                                           ========          ==========        ==========         ==========       ==========

                         (footnotes on following page)

-------------------
(1) Does not reflect the possible increase in the Revised Estimated Valuation Range to reflect material changes in the financial condition or results of operations of the Bank or changes in market conditions or general financial, economic and regulatory conditions, or the issuance of additional shares under the 1999 Option Plan or 1994 Option Plan.

(2) This column represents the pro forma capitalization of the Holding Company in the event the aggregate number of shares of common stock issued in the conversion is 15% above the maximum of the Revised Estimated Valuation Range. See "PRO FORMA DATA" and Footnote 1 thereto.

(3) Withdrawals from deposit accounts for the purchase of common stock are not reflected. Such withdrawals will reduce pro forma deposits by the amounts thereof.

(4) The Bank's authorized capital consists solely of 20,000,000 shares of common stock, par value $1.00 per share, 1,000 shares of which will be issued to the Holding Company, and 10,000,000 shares of preferred stock, no par value per share, none of which will be issued in connection with the conversion.

(5) Pro forma retained earnings includes approximately $214,000 of retained earnings of the MHC at June 30, 1998. Retained earnings are substantially restricted by applicable regulatory capital requirements. Additionally, the Bank will be prohibited from paying any dividend that would reduce its regulatory capital below the amount in the liquidation account, which will be established for the benefit of the Bank's Eligible Account Holders and Supplemental Eligible Account Holders at the time of the conversion and adjusted downward thereafter as such account holders reduce their balances or cease to be depositors. See "THE CONVERSION -- Effects of Conversion on Depositors and Borrowers of the Bank -- Liquidation Account" in the Prospectus.

(6) Assumes that 8% of the common stock sold in the conversion will be acquired by the ESOP in the conversion with funds borrowed from the Holding Company. Under GAAP, the amount of common stock to be purchased by the ESOP represents unearned compensation and is, accordingly, reflected as a reduction of capital. As shares are released to ESOP participants' accounts, a corresponding reduction in the charge against capital will occur. Since the funds are borrowed from the Holding Company, the borrowing will be eliminated in consolidation and no liability or interest expense will be reflected in the consolidated financial statements of the Holding Company. See "MANAGEMENT OF THE BANK -- Benefits -- Employee Stock Ownership Plan" in the Prospectus.

(7) Assumes the purchase in the open market at $10.00 per share, pursuant to the proposed 1999 MRDP, of a number of shares equal to 4% of the shares of common stock issued in the conversion at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range. The shares are reflected as a reduction of stockholders' equity. See "RISK FACTORS -- Possible Dilutive Effect of Benefit Programs" and "MANAGEMENT OF THE BANK -- Benefits -- Management Recognition Plan" in the Prospectus. See also "PRO FORMA DATA." The 1999 MRDP is subject to stockholder approval at a meeting following consummation of the conversion.

            HISTORICAL AND PRO FORMA REGULATORY CAPITAL COMPLIANCE

     The following table presents the Bank's historical and pro forma capital position relative to its capital requirements at June 30, 1998. The amount of capital infused into the Bank for purposes of the following table is 50% of the net proceeds of the offering. For purpose of the table below, the amount expected to be borrowed by the ESOP and the cost of the shares expected to be acquired by the MRDP are deducted from pro forma regulatory capital. For a discussion of the assumptions underlying the pro forma capital calculations presented below, see "USE OF PROCEEDS," "CAPITALIZATION" and "PRO FORMA DATA." The definitions of the terms used in the table are those provided in the capital regulations issued by the OTS. For a discussion of the capital standards applicable to the Bank, see "REGULATION -- Federal Regulation of Savings Associations -- Capital Requirements" in the Prospectus.

                                                                      PRO FORMA AT JUNE 30, 1998
                                                                  ---------------------------------------
                                                                 Minimum of                         Midpoint
                                                                Revised Estimated                 Revised Estimated
                                                                Valuation Range                     Valuation Range
                                                                ---------------------             ----------------------
                                                                 1,870,000 Shares                 2,200,000 Shares
                                   June 30, 1998                 at $10.00 Per Share               at $10.00 Per Share
                               ---------------------            ---------------------             ----------------------
                                             Percent of                       Percent of                       Percent of
                                              Adjusted                         Adjusted                         Adjusted

                                               Total                            Total                            Total
                               Amount         Assets (1)        Amount        Assets (1)            Amount       Assets (1)
                               ------        -----------        ------        ----------            ------       ---------
                                                                              (Dollars in thousands)

GAAP capital(2)............    $24,988          13.37%          $31,891          16.33%              $33,133        16.83%

Tangible capital(2)........    $24,922          13.34%          $31,825          16.30%              $33,067        16.81%
Tangible capital
 requirement...............      2,803           1.50             2,929           1.50                 2,951         1.50
                               -------          -----           -------          -----               -------        -----
Excess.....................    $22,119          11.84%          $28,896          14.80%              $30,116        15.31%
                               =======          =====           =======          =====               =======        =====

Core capital(2)............    $24,922          13.34%          $31,825          16.30%              $33,067        16.81%
Core capital requirement(3)      7,474           4.00             7,810           4.00                 7,870         4.00
                               -------          -----           -------          -----               -------        -----
Excess.....................    $17,448           9.34%          $24,015          12.30%              $25,197        12.81%
                               =======          =====           =======          =====               =======        =====

Total capital(4)...........    $25,650          24.56%          $32,553          30.68%              $33,795        31.76%
Risk-based
 capital requirement.......      8,354           8.00             8,488           8.00                 8,512         8.00
                               -------          -----           -------          -----               -------        -----
Excess.....................    $17,296          16.56%          $24,065          22.68%              $25,283        23.76%
                               =======          =====           =======          =====               =======        =====

                                             PRO FORMA AT JUNE 30, 1998
                               ----------------------------------------------------------
                                    Maximum of                     15% above Maximum
                                 Revised Estimated                 of Revised Estimated
                                  Valuation Range                     Valuation Range
                               -------------------------         -------------------------
                                  2,530,000 Shares                 2,909,500 Shares
                                 at $10.00 Per Share              at $10.00 Per Share
                               -------------------------         -------------------------
                                              Percent of                       Percent of
                                              Adjusted                          Adjusted
                                               Total                              Total
                               Amount        Assets (1)            Amount       Assets (1)
                               ------        ----------            ------       ---------
                                             (Dollars in thousands)

GAAP capital(2)............    $34,375        17.33%                $35,802           17.90%

Tangible capital(2)........    $34,309        17.30%                $35,736           17.87%
Tangible capital
 requirement...............      2,974         1.50                   3,000            1.50
                               -------        -----                 -------           -----
Excess.....................    $31,335        15.80%                $32,736           16.37%
                               =======        =====                 =======           =====

Core capital(2)............    $34,309        17.30%                $35,736           17.87%
Core capital requirement(3)      7,930         4.00                   8,000            4.00
                               -------        -----                 -------           -----
Excess.....................    $26,380        13.30%                $27,736           13.87%
                               =======        =====                 =======           =====

Total capital(4)...........    $35,037        32.83%                $36,464           34.06%
Risk-based
 capital requirement.......      8,537         8.00                   8,564            8.00
                               -------        -----                 -------           -----
Excess.....................    $26,500        24.83%                $27,900           26.06%
                               =======        =====                 =======           =====


-------------------------
(1) Tangible capital levels and core capital levels are shown as a percentage of adjusted total assets. Risk-based capital levels are shown as a percentage of risk-weighted assets.
(2) Disallowed mortgage servicing assets account for the difference between GAAP capital and each of tangible capital and core capital.
(3) Represents the core (Tier I) capital necessary to be deemed adequately capitalized.
(4) Percentage represents total core and supplementary capital divided by total risk-weighted assets. Assumes net proceeds are invested in assets that carry a 20% risk-weighting.

                                PRO FORMA DATA

     Pursuant to the Plan of Conversion, the amount of common stock being offered in the conversion is based on an independent appraisal of the estimated pro forma market value of the Bank and the MHC after giving effect to the conversion. The Revised Estimated Valuation Range as of September 25, 1998 is from a minimum of $25.5 million to a maximum of $34.5 million with a midpoint of $30.0 million. Based on this valuation and the approximate 73.37% ownership interest being sold in this offering, the Boards of Directors of the Holding Company and the Bank established an offering range of $18.7 million to $25.3 million, with a midpoint of $22.0 million. At a price per share of $10.00, this results in a minimum number of shares of 1,870,000, a maximum number of shares of 2,530,000 and a midpoint number of shares of 2,200,000. The actual net proceeds from the sale of the common stock cannot be determined until the conversion is completed. However, net proceeds set forth on the following table are based upon the following assumptions: (i) Webb will receive fees of approximately $134,000, $158,000, $182,000 and $210,000 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively (see "THE CONVERSION -- Plan of Distribution and Selling Commissions" in the Prospectus); (ii) all of the common stock will be sold in the Subscription and Direct Community Offerings; and (iii) conversion expenses, excluding the fees paid to Webb, will total approximately $700,000 at each of the minimum, midpoint, maximum and 15% above the Revised Estimated Valuation Range. Actual expenses may vary from this estimate, and the fees paid will depend upon the percentages and total number of shares sold in the Subscription Offering, Direct Community Offering and Syndicated Community Offering and other factors.

     The following table summarizes the historical net income and retained income of the Bank and the pro forma consolidated net income and stockholders' equity of the Holding Company for the periods and at the dates indicated based on the minimum, midpoint and maximum of the Revised Estimated Valuation Range and based on a 15% increase in the maximum of the Revised Estimated Valuation Range. The pro forma consolidated net income of the Bank for the nine months ended June 30, 1998 and the year ended September 30, 1997 has been calculated as if the conversion had been consummated at the beginning of each period and the estimated net proceeds received by the Holding Company and the Bank had been invested at 5.37% and 5.44% at the beginning of the period, respectively, which represents the one-year U.S. Treasury Bill yield as of June 30, 1998 and September 30, 1997. While OTS regulations provide for the use of a yield representing the arithmetic average of the weighted average yield earned by the Bank on its interest-earning assets and the rates paid on its deposits, the Holding Company believes that the U.S. Treasury Bill yield represents a more realistic yield on the investment of the conversion proceeds. As discussed under "USE OF PROCEEDS," the Holding Company expects to retain 50% of the net proceeds of the offering from which it will fund the ESOP loan. A pro forma after-tax return of 3.38% and 3.43% is used for both the Holding Company and the Bank for the nine months ended June 30, 1998 and the year ended September 30, 1997, respectively, after giving effect to an incremental combined federal and state income tax rate of 37.0%. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the number of shares of common stock indicated in the footnotes to the table. Per share amounts have been computed as if the common stock had been outstanding at the beginning of the respective periods, but without any adjustment of per share historical or pro forma stockholders' equity to reflect the earnings on the estimated net proceeds.

     No effect has been given to: (i) the shares to be reserved for issuance under the Holding Company's 1999 Stock Option Plan, which is expected to be voted upon by stockholders at a meeting following consummation of the conversion; (ii) withdrawals from deposit accounts for the purpose of purchasing common stock in the conversion; (iii) the issuance of shares from authorized but unissued shares to the 1999 MRDP, which is expected to be voted upon by stockholders at a meeting following consummation of the conversion; or (iv) the establishment of a liquidation account for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders. See "MANAGEMENT OF THE BANK -- Benefits -- Stock Option Plan" and "THE CONVERSION -- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" in the Prospectus.

     THE FOLLOWING PRO FORMA INFORMATION MAY NOT BE REPRESENTATIVE OF THE FINANCIAL EFFECTS OF THE CONVERSION AT THE DATE ON WHICH THE CONVERSION ACTUALLY OCCURS AND SHOULD NOT BE TAKEN AS INDICATIVE OF FUTURE RESULTS OF OPERATIONS. STOCKHOLDERS' EQUITY REPRESENTS THE DIFFERENCE BETWEEN THE STATED AMOUNTS OF CONSOLIDATED ASSETS AND

LIABILITIES OF THE HOLDING COMPANY COMPUTED IN ACCORDANCE WITH GAAP. STOCKHOLDERS' EQUITY HAS NOT BEEN INCREASED OR DECREASED TO REFLECT THE DIFFERENCE BETWEEN THE CARRYING VALUE OF LOANS AND OTHER ASSETS AND MARKET VALUE. STOCKHOLDERS' EQUITY IS NOT INTENDED TO REPRESENT FAIR MARKET VALUE NOR DOES IT REPRESENT AMOUNTS THAT WOULD BE AVAILABLE FOR DISTRIBUTION TO STOCKHOLDERS IN THE EVENT OF LIQUIDATION.

                                                                 At or For the Nine Months Ended June 30, 1998
                                                      ----------------------------------------------------------------------
                                                      Minimum of      Midpoint of      Maximum of        15% Above
                                                      Revised         Revised          Revised           Maximum of
                                                      Estimated       Estimated        Estimated         Revised
                                                      Valuation       Valuation        Valuation         Estimated
                                                      Range           Range            Range             Valuation Range
                                                      -----------     ------------     -----------       ---------------
                                                      1,870,000       2,200,000        2,530,000         2,909,500(1)
                                                      Shares          Shares           Shares            Shares
                                                      at $10.00       at $10.00        at $10.00         at $10.00
                                                      Per Share       Per Share        Per Share         Per Share
                                                      ----------      -----------      ----------        ---------
                                                                   (In thousands, except per share amounts)
Gross proceeds......................................  $   18,700      $   22,000       $   25,300        $   29,095
Less: estimated expenses............................         834             858              882               910
                                                      ----------      ----------       ----------        ----------
Estimated net proceeds..............................      17,866          21,142           24,418            28,185
Less: Common stock acquired by ESOP.................      (1,496)         (1,760)          (2,024)           (2,328)
Less: Common stock to be acquired
    by 1999 MRDP....................................        (748)           (880)          (1,012)           (1,164)
                                                      ----------      ----------       ----------        ----------
    Net investable proceeds.........................  $   15,622      $   18,502       $   21,382        $   24,694
                                                      ==========      ==========       ==========        ==========

Consolidated net income:
 Historical.........................................  $    1,475      $    1,475       $    1,475        $    1,475
 Pro forma income on net proceeds(2)................         396             469              543               627
 Pro forma ESOP adjustments(3)......................         (47)            (55)             (64)              (73)
 Pro forma 1999 MRDP adjustments(4).................         (71)            (83)             (96)             (110)
                                                      ----------      ----------       ----------        ----------
   Pro forma net income.............................  $    1,753      $    1,806       $    1,858        $    1,919
                                                      ==========      ==========       ==========        ==========

Consolidated net income per share (5)(6):
 Historical.........................................  $     0.61      $     0.52       $     0.45        $     0.39
 Pro forma income on net proceeds...................        0.17            0.17             0.17              0.17
 Pro forma ESOP adjustments(3)......................       (0.02)          (0.02)           (0.02)            (0.02)
 Pro forma 1999 MRDP adjustments(4).................       (0.03)          (0.03)           (0.03)            (0.03)
                                                      ----------      ----------       ----------        ----------
   Pro forma net income per share(7)................  $     0.73      $     0.64       $     0.57        $     0.51
                                                      ==========      ==========       ==========        ==========

Consolidated stockholders' equity (book value):
 Historical.........................................  $   25,202      $   25,202       $   25,202        $   25,202
 Estimated net proceeds.............................      17,866          21,142           24,418            28,185
 Less: Common stock acquired by ESOP................      (1,496)         (1,760)          (2,024)           (2,328)
 Less: Common stock to be acquired
   by 1999 MRDP(4)..................................        (748)           (880)          (1,012)           (1,164)
                                                      ----------      ----------       ----------        ----------
   Pro forma stockholders' equity(8)................  $   40,824      $   43,704       $   46,584        $   49,896
                                                      ==========      ==========       ==========        ==========

Consolidated stockholders' equity per share(6)(9):
 Historical(6)......................................  $     9.89      $     8.40       $     7.31        $     6.36
 Estimated net proceeds.............................        7.01            7.06             7.08              7.10
 Less: Common stock acquired by ESOP................       (0.59)          (0.59)           (0.59)            (0.59)
 Less: Common stock to be acquired
   by 1999 MRDP(4)..................................       (0.29)          (0.29)           (0.29)            (0.29)
                                                      ----------      ----------       ----------        ----------
   Pro forma stockholders' equity per share(7)......  $    16.02      $    14.58       $    13.51        $    12.58
                                                      ==========      ==========       ==========        ==========

Purchase price as a percentage of pro forma
 stockholders' equity per share.....................       62.42%          68.59%           74.02%            79.49%

Purchase price as a multiple of pro forma
 net income per share (10)..........................      10.27x           11.72x           13.16x            14.71x

                         (footnotes on following page)

                                                                  At or For the Year Ended September 30, 1997
                                                      ---------------------------------------------------------------------
                                                      Minimum of         Midpoint of       Maximum of       15% Above
                                                      Revised            Revised           Revised          Maximum of
                                                      Estimated          Estimated         Estimated        Revised
                                                      Valuation          Valuation         Valuation        Estimated
                                                      Range              Range             Range            Valuation Range
                                                      -----------        ------------      -----------      ---------------
                                                      1,870,000          2,200,000         2,530,000        2,909,500(1)
                                                      Shares             Shares            Shares           Shares
                                                      at $10.00          at $10.00         at $10.00        at $10.00
                                                      Per Share          Per Share         Per Share        Per Share
                                                      ----------         -----------       ----------       ---------
                                                                       (In thousands, except per share amounts)
Gross proceeds......................................  $   18,700         $   22,000        $   25,300       $   29,095
Less: estimated expenses............................         834                858               882              910
                                                      ----------         ----------        ----------       ----------
Estimated net proceeds..............................      17,866             21,142            24,418           28,185
Less: Common stock acquired by ESOP.................      (1,496)            (1,760)           (2,024)          (2,328)
Less: Common stock to be acquired
     by 1999 MRDP...................................        (748)              (880)           (1,012)          (1,164)
                                                      ----------         ----------        ----------       ----------
     Net investable proceeds........................  $   15,622         $   18,502        $   21,382       $   24,694
                                                      ==========         ==========        ==========       ==========

Consolidated net income:
 Historical.........................................  $    1,923         $    1,923        $    1,923       $    1,923
 Pro forma income on net proceeds(2)................         535                634               733              846
 Pro forma ESOP adjustments(3)......................         (63)               (74)              (85)             (98)
 Pro forma 1999 MRDP adjustments(4).................         (94)              (111)             (128)            (147)
                                                      ----------         ----------        ----------       ----------
   Pro forma net income.............................  $    2,301         $    2,372        $    2,443       $    2,524
                                                      ==========         ==========        ==========       ==========

Consolidated net income per share (5)(6):
 Historical.........................................  $     0.80         $     0.68        $     0.59       $     0.51
 Pro forma income on net proceeds...................        0.23               0.23              0.23             0.23
 Pro forma ESOP adjustments(3)......................       (0.03)             (0.03)            (0.03)           (0.03)
 Pro forma 1999 MRDP adjustments(4).................       (0.04)             (0.04)            (0.04)           (0.04)
                                                      ----------         ----------        ----------       ----------
   Pro forma net income per share(7)................  $     0.96         $     0.84        $     0.75       $     0.67
                                                      ==========         ==========        ==========       ==========

Consolidated stockholders' equity (book value):
 Historical.........................................  $   24,072         $   24,072        $   24,072       $   24,072
 Estimated net proceeds.............................      17,866             21,142            24,418           28,185
 Less: Common stock acquired by ESOP................      (1,496)            (1,760)           (2,024)          (2,328)
 Less: Common stock to be acquired
   by 1999 MRDP(4)..................................        (748)              (880)           (1,012)          (1,164)
                                                      ----------         ----------        ----------       ----------
   Pro forma stockholders' equity(8)................  $   39,694         $   42,574        $   45,454       $   48,766
                                                      ==========         ==========        ==========       ==========

Consolidated stockholders' equity per share(6)(9):
 Historical(6)......................................  $     9.44         $     8.03        $     6.98       $     6.07
 Estimated net proceeds.............................        7.01               7.05              7.08             7.11
 Less: Common stock acquired by ESOP................       (0.59)             (0.59)            (0.59)           (0.59)
 Less: Common stock to be acquired
   by 1999 MRDP(4)..................................       (0.29)             (0.29)            (0.29)           (0.29)
                                                      ----------         ----------        ----------       ----------
   Pro forma stockholders' equity per share(7)......  $    15.57         $    14.20        $    13.18       $    12.30
                                                      ==========         ==========        ==========       ==========

Purchase price as a percentage of pro forma
 stockholders' equity per share.....................       64.23%             70.42%            75.87%           81.30%

Purchase price as a multiple of pro forma
 net income per share...............................      10.42x              11.90x            13.33x           14.93x

_____________________
(1) Gives effect to the sale of an additional 379,500 shares in the conversion, which may be issued to cover an increase in the pro forma market value of the Holding Company and the Bank as converted, without the resolicitation of subscribers or any right of cancellation. The issuance of such additional shares will be conditioned on a determination by RP Financial that such issuance is compatible with its determination of the estimated pro forma market value of the Bank and the MHC as converted. See "THE CONVERSION -- Stock Pricing, Exchange Ratio and Number of Shares to be Issued" in the Prospectus.
(2) No effect has been given to withdrawals from savings accounts for the purpose of purchasing common stock in the conversion. Since funds on deposit at the Bank may be withdrawn to purchase shares of common stock (which will reduce deposits by the amount of such purchases), the net amount of funds available to the Bank for investment following receipt of the net proceeds of the conversion will be reduced by the amount of such withdrawals.
(3) It is assumed that 8% of the shares of common stock sold in the offering will be purchased by the ESOP. The funds used to acquire such shares will be borrowed by the ESOP (at an interest rate equal to the prime rate as published in The Wall Street Journal on the closing date of the conversion, which rate is currently 8.25%) from the net proceeds from the offering retained by the Holding Company. The amount of this borrowing has been reflected as a reduction from gross proceeds to determine estimated net investable proceeds. The Bank intends to make contributions to the ESOP in amounts at least equal to the principal and interest requirement of the debt. As the debt is paid down, stockholders' equity will be increased.
     The Bank's payment of the ESOP debt is based upon equal installments of principal over a 15-year period, assuming a combined federal and state income tax rate of 37.0%. Interest income earned by the Holding Company on the ESOP debt offsets the interest paid by the Bank on the ESOP loan.
     No reinvestment is assumed on proceeds contributed to fund the ESOP. Applicable accounting practices require that compensation expense for the ESOP be based upon shares committed to be released and that unallocated shares be excluded from earnings per share computations. The valuation of shares committed to be released would be based upon the average market value of the shares during the year, which, for purposes of this calculation, was assumed to be equal to the $10.00 per share purchase price. See "MANAGEMENT OF THE BANK -- Benefits -- Employee Stock Ownership Plan" in the Prospectus.
(4) In calculating the pro forma effect of the 1999 MRDP, it is assumed that the required stockholder approval has been received, that the shares were acquired by the 1999 MRDP at the beginning of the period presented in open market purchases at the $10.00 per share purchase price, that 20% of the amount contributed was an amortized expense during such period, and that the combined federal and state income tax rate is 37.0%. The issuance of authorized but unissued shares of the common stock instead of open market purchases would dilute the voting interests of existing stockholders by approximately 2.8% and pro forma net income per share would be $0.71, $0.63, $0.56 and $0.50 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, for the nine months ended June 30, 1998, and $0.94, $0.82, $0.74 and $0.66 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, for the year ended September 30, 1997, and pro forma stockholders' equity per share would be $15.85, $14.44, $13.41 and $12.51 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, at June 30, 1998, and $15.42, $14.08, $12.81 and $12.23 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, at September 30, 1997. Shares issued under the 1999 MRDP vest 20% per year and for purposes of this table compensation expense is recognized on a straight-line basis over each vesting period. In the event the fair market value per share is greater than $10.00 per share on the date shares are awarded under the 1999 MRDP, total 1999 MRDP expense would increase. No effect has been given to the shares reserved for issuance under the proposed 1999 Option Plan.
(5) Per share amounts are based upon shares outstanding of 2,406,605, 2,831,300, 3,255,995 and 3,744,394 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, for the nine months ended June 30, 1998, and 2,409,098, 2,834,233, 3,259,368, and 3,748,273 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, for the year ended September 30, 1997, which includes the shares of common stock issued in the conversion less the number of shares assumed to be held by the ESOP not committed to be released within the first year following the conversion.
(6) Historical per share amounts have been computed as if the shares of common stock expected to be issued in the conversion had been outstanding at the beginning of the period or on the date shown, but without any adjustment of historical net income or historical retained earnings to reflect the investment of the estimated net proceeds of the sale of shares in the conversion, the additional ESOP expense or the proposed 1999 MRDP expense, as described above.
(7) No effect has been given to the issuance of additional shares pursuant to options to granted pursuant to the 1999 Option Plan or to existing stock options. If stockholders approve the 1999 Option Plan following the conversion, the Holding Company will have reserved for issuance under the 1999 Option Plan authorized but unissued shares of common stock representing an amount of shares equal to 10% of the shares sold in this offerings. If all of these options were to be exercised utilizing authorized but unissued shares rather than treasury shares which could be acquired, the voting interests of existing stockholders would be diluted by approximately 7.0%. Assuming stockholder approval of the 1999 Option Plan, and that all options under the 1999 Option Plan were exercised at the end of the period at an exercise price of $10.00 per share, pro forma net earnings per share would be $0.68, $0.59, $0.53 and $0.48 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, for the nine months ended June 30, 1998, and $0.89, $0.78, $0.70 and $0.62 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, for the year ended September 30, 1997, and pro forma stockholders' equity per share would be $15.61, $14.26, $13.27 and $12.41 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, at June 30, 1998 and $15.19, $13.91, $12.96 and $12.14 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively, at September 30, 1997. See "MANAGEMENT OF THE SAVINGS BANK -
     - Benefits -- Stock Option Plans" and "RISK FACTORS -- Possible Dilutive Effect of Benefit Programs" in the Prospectus.
(8) "Book value" represents the difference between the stated amounts of the Bank's assets and liabilities. The amounts shown do not reflect the liquidation account which will be established for the benefit of Eligible Account Holders and Supplemental Eligible Account Holders in the conversion, or the federal income tax consequences of the restoration to income of the Bank's special bad debt reserves for income tax purposes which would be required in the unlikely event of liquidation. See "THE CONVERSION -- Effects of Conversion on Depositors and Borrowers of the Bank" and "TAXATION" in the Prospectus. The amounts shown for book value do not represent fair market values or amounts distributable to stockholders in the unlikely event of liquidation.
(9) Per share amounts are based upon shares outstanding of 2,548,725, 2,998,500, 3,448,275 and 3,965,516 at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, respectively.
(10)  Annualized.

              EFFECT OF THE CONVERSION ON THE BANK'S STOCKHOLDERS

     The following table illustrates the effect of the conversion on the public stockholders of the Bank by setting forth selected comparative per share data for the Bank on both an historical and a pro forma equivalent basis giving effect to the conversion, assuming that at the minimum, midpoint, maximum and 15% above the maximum of the Revised Estimated Valuation Range, one share of Bank common stock will be exchanged for 1.0674, 1.2558, 1.4442 and 1.6608 shares of Holding Company common stock, respectively. Pro forma equivalent book value per share and pro forma equivalent net income per share represent the pro forma amounts set forth in the tables under "PRO FORMA DATA" above multiplied by the foregoing Exchange Ratios. Pro forma equivalent dividends per share represent the intended dividend payment set forth under "REVISED DIVIDEND POLICY" above multiplied by the foregoing Exchange Ratios. This table should be read in conjunction with the consolidated financial statements of the Bank, including the notes thereto, appearing elsewhere in this prospectus. The following information is not necessarily indicative of the results of operations or the financial position that would have resulted had the conversion been consummated at the beginning of the periods indicated.

                                                                   At or For the      At or For the
                                                                 Nine Months Ended      Year Ended
                                                                   June 30, 1998    September 30, 1997
                                                                 -----------------  ------------------
Book value per share
 Historical........................................................         $11.87              $11.39
 Pro forma equivalent:
    At minimum of Revised Estimated Valuation Range................          17.10               16.62
    At midpoint of Revised Estimated Valuation Range...............          18.31               17.83
    At maximum of Revised Estimated Valuation Range................          19.51               19.03
    At 15% above maximum of Revised Estimated Valuation Range......          20.89               20.43

Basic net income per share
 Historical........................................................         $ 0.70              $ 0.92
 Pro forma equivalent:
    At minimum of Revised Estimated Valuation Range................           0.78                1.02
    At midpoint of Revised Estimated Valuation Range...............           0.80                1.05
    At maximum of Revised Estimated Valuation Range................           0.82                1.08
    At 15% above maximum of Revised Estimated Valuation Range......           0.85                1.11

Dividends per share
 Historical........................................................         $0.825              $ 1.03
 Pro forma equivalent:
    At minimum of Revised Estimated Valuation Range................           0.42                0.56
    At midpoint of Revised Estimated Valuation Range...............           0.43                0.56
    At maximum of Revised Estimated Valuation Range................           0.43                0.58
    At 15% above maximum of Revised Estimated Valuation Range......           0.44                0.59

               SUBSCRIPTIONS BY EXECUTIVE OFFICERS AND DIRECTORS

     The following table sets forth, for each director and executive officer of the Bank (and their associates) and for all of the directors and executive officers as a group, (i) shares of Holding Company common stock to be received in exchange for shares of Bank common stock based upon the number of shares owned as of June 30, 1998, (ii) proposed purchases of common stock, assuming shares available to satisfy their subscriptions, and (iii) total shares of Holding Company common stock to be held upon consummation of the conversion, in each case assuming that 2,200,000 shares are sold at the midpoint of the Revised Estimated Valuation Range. No individual has entered into a binding agreement with respect to such intended purchases and, therefore, actual purchases could be more or less than indicated below. Directors and executive officers and their associates may not purchase in excess of 32% of the shares sold in the conversion. Because OTS policy requires that the maximum purchase limitation include shares to be received in exchange for shares of Bank common stock, certain officers and directors of the Bank may be limited in their ability to purchase shares in this offering.

                                 Number of
                               Shares Received
                                in Exchange      Proposed Purchase of  Total Common Stock
                                  for Bank           Common Stock          to be Held
                                                 --------------------  -----------------------
                                Common Stock                Number      Number     Percentage
                                 (1)(2)        Amount      of Shares   of Shares     of Total
                                 -------       --------    ---------   ---------  ------------
Robert A. Ebel                      28,506      $200,000     20,000     48,506        1.62%

Dr. Edward J. Howenstein            31,265            --         --     31,265        1.04

William A. Donius                    3,913       125,000     12,500     16,413           *

Michael J.  Donius                   4,540       100,000     10,000     14,540           *

E. Douglas Britt                    16,175        50,000      5,000     21,175           *

Garland A. Dorn                      4,940        25,000      2,500      7,440           *

Thomas F. Hack                      12,846        10,000      1,000     13,846           *

Other Officers (4 persons)          24,397        21,000      2,100     26,497           *
                                   -------      --------     ------    -------

Total                              126,582      $531,000     53,100    179,682        5.99%
                                   =======      ========     ======    =======

________________
(*)  Less than 1%.
(1) Includes shares of Holding Company common stock received in exchange for shares of Bank common stock awarded pursuant to the 1994 MRDP that remain subject to vesting. Excludes shares which may be received upon the exercise of outstanding stock options granted under the 1994 Option Plan. Based upon the Exchange Ratio of 1.2558 at the midpoint of the Revised Estimated Valuation Range, the following persons named in the table would have options to purchase common stock as follows: Mr. Ebel, 3,767 shares; Mr. Howenstein, 3,767 shares; Mr. William Donius, 11,553 shares; Mr. Michael Donius, 8,288 shares; Mr. Britt, 2,260 shares; Mr. Dorn, 1,255 shares; Mr. Hack, 4,296 shares; and other officers, 14,466 shares.
(2) Does not include stock options that may be granted under the 1999 Option Plan and shares that may be awarded under 1999 MRDP if such plans are approved by stockholders. See "MANAGEMENT OF THE BANK -- Benefits" in the Prospectus.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

          The Holding Company has filed with the SEC a post-effective amendment to its Registration Statement on Form S-1 (File No. 333-56465) with respect to the shares of common stock offered hereby. This Prospectus Supplement is part of the Registration Statement. As allowed by the SEC, this Prospectus Supplement does not contain all the information that you can find in the Registration Statement or the exhibits to the Registration Statement. You may read and copy the Registration Statement at the SEC's public reference room in Washington, D.C. You can request copies of these documents, upon payment of a duplicating fee, by writing to the SEC. Please call the SEC at 1-800-SEC-0330
for further information on the operation of the public reference rooms.   The
Registration Statement is also available on the Internet at the SEC's World Wide Web site at http://www.sec.gov.

          The MHC has filed with the OTS a post-effective amendment to its Application for Approval of Conversion. As allowed by the OTS, this Prospectus Supplement omits certain information contained in such Application, including the updated appraisal report. The Application may be inspected, without charge, at the offices of the OTS, 1700 G Street, N.W., Washington, D.C. 20552 and at the office of the Regional Director of the OTS at the OTS Midwest Regional Office, 122 W. John Carpenter Freeway, Suite 600, Irving, Texas 75039.

          You may obtain additional copies of the Prospectus from the Bank's stock information center at 12300 Olive Boulevard, St. Louis, Missouri or by calling (314) 878-5200.


                    INDEX TO QUARTERLY FINANCIAL INFORMATION

                                                                           Page
                                                                           ----
Financial Statements:
     Consolidated Balance Sheets as of
       June 30, 1998 and September 30, 1997 (unaudited).................... F-1
     Consolidated Statements of Income for the
       Three and Nine Months Ended June 30, 1998 and 1997 (unaudited)...... F-2
     Consolidated Statements of Stockholders' Equity
       Nine Months Ended June 30, 1998 (unaudited)......................... F-3
     Consolidated Statements of Cash Flows for the
       Nine Months Ended June 30, 1998 and 1997 (unaudited)................ F-4
Notes to Unaudited Consolidated Financial Statements....................... F-6
Management's Discussion and Analysis of Financial Condition
   and Results of Operations............................................... F-8

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
JUNE 30, 1998 AND SEPTEMBER 30, 1997 (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                  JUNE 30,           SEPTEMBER 30,
ASSETS                                                                                              1998                1997
Cash and amounts due from depository institutions                                                  $    2,542,082  $   1,248,294
Federal funds sold and overnight deposits                                                              15,000,000      5,000,000
                                                                                                   --------------  -------------
           Total cash and cash equivalents                                                             17,542,082      6,248,294

Investments in debt securities held to maturity (market value, $14,270,406
  and $16,071,484, at June 30, 1998 and September 30, 1997, respectively)                              14,267,092     16,068,191
Mortgage-backed and related securities held to maturity (market value,
  $6,156,137 and $6,647,107 at June 30, 1998 and September 30, 1997,
  respectively)                                                                                         5,880,577      6,361,708
Loans held for sale                                                                                    14,621,524     14,384,480
Loans receivable, net of allowance for loan losses at June 30, 1998 and
  September 30, 1997, respectively of $729,222 and $612,852                                           128,589,872    130,358,537
Federal Home Loan Bank stock - at cost                                                                  1,423,000      1,638,000
Real estate acquired in settlement of loans, net of allowance for losses of
  $2,270 and $-0- at June 30, 1998 and September 30, 1997, respectively                                    12,860
Premises and equipment - net                                                                            1,933,326      1,808,809
Accrued interest receivable:
  Investment securities                                                                                   136,322        140,225
  Mortgage-backed securities                                                                               44,685         49,468
  Loans                                                                                                   862,627        925,708
  Other                                                                                                     2,521            882
Other assets                                                                                            1,600,286      1,434,430

                                                                                                   --------------  -------------
TOTAL                                                                                              $  186,916,774  $ 179,418,732
                                                                                                   ==============  =============

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:
  Deposits                                                                                         $  156,434,431  $ 148,672,221
  Advances from Federal Home Loan Bank of Des Moines                                                    1,900,000      2,200,000
  Advance payments by borrowers for taxes and insurance                                                 2,285,859      3,113,093
  Accrued interest payable                                                                                 41,187        262,833
  Other liabilities                                                                                     1,267,131      1,312,695
                                                                                                   --------------  -------------
              Total liabilities                                                                       161,928,608    155,560,842
                                                                                                   --------------  -------------

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY:
  Preferred stock - $1.00 par value per share,  10,000,000  shares,  authorized;
    none issued or outstanding
  Common  stock - $1.00 par  value per  share,  20,000,000  shares,  authorized;
    2,105,840 and 2,094,800 shares issued and outstanding
    at June 30, 1998 and September 30, 1997, respectively                                               2,105,840      2,094,800
  Additional paid-in capital                                                                            5,256,888      5,132,238
  Unearned management recognition and development plan shares                                             (87,400)      (128,800)
  Retained earnings, substantially restricted                                                          17,712,838     16,759,652
                                                                                                   --------------  -------------
          Total stockholders' equity                                                                   24,988,166     23,857,890
                                                                                                   --------------  -------------
TOTAL                                                                                              $  186,916,774  $ 179,418,732
                                                                                                   ==============  =============

See accompanying notes to the unaudited consolidated financial statements.

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
THREE AND NINE MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)
----------------------------------------------------------------------------------------------------------------------------
                                                                  Three Months Ended            Nine Months Ended
                                                                       June 30,                      June 30,
                                                            ------------------------------   -------------------------------
                                                                1998           1997             1998          1997
INTEREST INCOME:
  Loans                                                       $    2,821,667  $  2,842,793   $    8,648,447   $  8,382,350
  Investment securities                                              211,546       295,563          686,877        825,864
  Mortgage-backed and related securities                             123,461       139,400          381,237        431,734
  Other                                                              242,809       118,002          531,119        385,061
                                                              --------------  ------------   --------------   ------------
           Total interest income                                   3,399,483     3,395,758       10,247,680     10,025,009

INTEREST EXPENSE:
  Deposits                                                         1,755,447     1,713,356        5,232,193      5,095,072
  Advances from Federal Home Loan Bank of Des Moines                  30,369        34,616           99,600        125,598
                                                              --------------  ------------   --------------   ------------
           Total interest expense                                  1,785,816     1,747,972        5,331,793      5,220,670
                                                              --------------  ------------   --------------   ------------

NET INTEREST INCOME                                                1,613,667     1,647,786        4,915,887      4,804,339

PROVISION FOR LOAN LOSSES                                             63,538        15,204          133,061         33,685
                                                              --------------  ------------   --------------   ------------

NET INTEREST INCOME AFTER PROVISION FOR
  LOAN LOSSES                                                      1,550,129     1,632,582       4,782,826       4,770,654
                                                              --------------  ------------   -------------    ------------

OTHER INCOME:
  Service charges on deposit accounts                                 48,276        18,384         100,814          55,669
  Gains on sales of loans                                            203,170       114,303         483,908         271,346
  Insurance commissions                                               79,672        37,766         161,953          88,160
  Other                                                               80,846        60,480         252,470         208,444
                                                              --------------  ------------   -------------    ------------
           Total other income                                        411,964       230,933         999,145         623,619
                                                              --------------  ------------   -------------    ------------

OTHER EXPENSES:
  Salaries and employee benefits                                     615,691       618,049       1,794,577       1,891,361
  Occupancy and equipment expense                                    139,426       136,386         416,671         386,607
  Federal insurance premiums                                          24,450        24,390          73,117         118,094
  Outside data processing                                             63,364        61,585         183,022         178,781
  Advertising                                                         69,980         7,509         224,898          34,486
  Professional services                                               54,089        41,043         229,988         134,006
  Other                                                              200,534       144,712         554,652         463,851
                                                              --------------  ------------   -------------    ------------
           Total other expenses                                    1,167,534     1,033,674       3,476,925       3,207,186
                                                              --------------  ------------   -------------    ------------

INCOME BEFORE INCOME TAXES                                           794,559       829,841       2,305,046       2,187,087

INCOME TAXES                                                         295,817       295,644         829,751         758,477
                                                              --------------  ------------   -------------    ------------

NET INCOME                                                    $       498,74   $   534,197    $  1,475,295    $  1,428,610
                                                              ==============   ============   =============   ============

BASIC EARNINGS PER SHARE                                      $         0.24   $      0.26    $       0.70    $       0.68
                                                              ==============   ============   =============   ============

DILUTED EARNINGS PER SHARE                                    $        0.23   $       0.25   $        0.69    $       0.68
                                                              =============   ============   =============    ============

See accompanying notes to the unaudited consolidated financial statements.

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
NINE MONTHS ENDED JUNE 30, 1998 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                 Unearned
                                                                                Management
                                                              Additional     Recognition and
                                                 Common         Paid-In         Development      Retained
                                                  Stock         Capital         Plan Shares      Earnings        Total
BALANCE, SEPTEMBER 30, 1997               $     2,094,800    $ 5,132,238   $    (128,800)    $  16,759,652    $ 23,857,890

First quarter dividends declared
  ($.275 per share)*                                                                              (172,398)       (172,398)

Second quarter dividends declared
  ($.275 per share)*                                                                              (174,856)       (174,856)

Third quarter dividends declared
  ($.275 per share)*                                                                              (174,855)       (174,855)

Stock options exercised                            11,040        124,650                                           135,690

Amortization of management
  recognition and development
  plan shares                                                                     41,400                            41,400

Net income                                                                                       1,475,295       1,475,295
                                          ---------------    -----------   -------------     -------------    ------------

BALANCE, JUNE 30, 1998                    $     2,105,840    $ 5,256,888   $      (87,400)   $  17,712,838    $ 24,988,166
                                          ===============    ===========   ==============    =============    ============

* Pulaski Bancshares, M.H.C. ("MHC"), which owns 1,470,000 of the outstanding shares of common stock in the Bank, waived receipt thereby reducing the actual dividend payment to the amount shown above.


See accompanying notes to unaudited consolidated financial statements.

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)
--------------------------------------------------------------------------------

                                                                                            1998                1997
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income                                                                         $    1,475,295      $    1,428,610
  Adjustments to reconcile net income to net cash provided by operating activities:
    Depreciation, amortization and accretion:
      Premises and equipment                                                                211,148             197,362
      Management recognition and development plan stock awards                               41,400              41,400
      Loan fees, discounts and premiums - net                                               (91,270)           (172,654)
    Provision for loan losses                                                               133,061              33,685
    Provision for losses on real estate acquired in settlement of loans                      14,873              14,653
    Loss (gains) on sales of real estate acquired in settlement of loans                      1,626             (15,908)
    Originations of loans for sale to correspondent lenders                             (91,488,561)        (46,977,092)
    Proceeds from sales of loans to correspondent lenders                                91,735,425          42,387,966
    Gains on sales of loans                                                                (483,908)           (271,346)
    Decrease (increase) in accrued interest receivable                                       68,769             (74,685)
    Decrease in accrued interest payable                                                   (221,646)           (231,755)
    Changes in other assets and liabilities                                                (210,062)            162,905
                                                                                     --------------      --------------

          Net adjustments                                                                  (289,145)         (4,905,469)
                                                                                     --------------      --------------

          Net cash provided by (used in) operating activities                             1,186,150          (3,476,859)
                                                                                     --------------      --------------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from maturities of investment securities                                      17,010,000          10,000,000
  Purchases of investment securities                                                    (14,845,219)        (12,061,795)
  Principal payments received on mortgage-backed and
    related securities                                                                      482,712             866,650
  Loan repayments in excess of originations                                               1,464,253           3,136,267
  Proceeds from sales of real estate acquired in settlement
    of loans                                                                                 83,001              80,436
  Net additions to premises and equipment                                                  (335,665)           (329,057)
                                                                                     --------------      --------------

          Net cash provided by investing activities                                       3,859,082           1,692,501
                                                                                     --------------      --------------

                                                                     (Continued)

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
NINE MONTHS ENDED JUNE 30, 1998 AND 1997 (UNAUDITED)
------------------------------------------------------------------------------------------------------------------------
                                                                            1998                1997
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net increase in deposits                                          $     7,762,210      $    2,266,209
  Repayment of Federal Home Loan Bank advances                             (300,000)           (800,000)
  Decrease in advance payments by borrowers for taxes
    and insurance                                                          (827,235)           (829,508)
  Dividends declared on common stock                                       (522,109)           (468,000)
  Common stock issued under stock option plan                               135,690
                                                                    ---------------      --------------

          Net cash provided by financing activities                       6,248,556             168,701
                                                                    ---------------      --------------

NET INCREASE (DECREASE) IN CASH AND CASH
  EQUIVALENTS                                                            11,293,788          (1,615,657)

CASH AND CASH EQUIVALENTS, BEGINNING OF
  YEAR                                                                    6,248,294           9,022,158
                                                                    ---------------      --------------

CASH AND CASH EQUIVALENTS, END OF YEAR                               $   17,542,082      $    7,406,501
                                                                    ===============      ==============

ADDITIONAL DISCLOSURES OF CASH FLOW
  INFORMATION:
  Cash paid during the period for:
    Interest on deposits                                            $     5,453,839      $    5,326,827
    Interest on advances from the Federal Home Loan Bank
      of Des Moines                                                          99,600             125,598
    Income taxes                                                            895,814             166,190

NONCASH INVESTING ACTIVITIES - Real estate acquired
  in settlement of loans                                            $       112,360      $        4,075
                                                                    ===============      ==============


See accompanying notes to the unaudited consolidated financial statements.
                                                                     (Concluded)

PULASKI BANK, A FEDERAL SAVINGS BANK AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

1. The preceding unaudited consolidated financial statements include the accounts of Pulaski Bank, A Federal Savings Bank (the "Bank") and its wholly-owned subsidiaries, Pulaski Service Corporation and Pulaski Real Estate Company. All significant intercompany accounts and transactions have been eliminated.

   In the opinion of management, the unaudited consolidated financial statements contain all adjustments (consisting only of normal recurring accruals) necessary for a fair presentation of the financial condition of the Bank as of June 30, 1998 and September 30, 1997 and the results of its operations for the three and nine month periods ended June 30, 1998 and 1997. The results of operations for the three month or nine month period ended June 30, 1998 are not necessarily indicative of the results which may be expected for the entire fiscal year. These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements of the Bank for the year ended September 30, 1997 contained in the Bank's 1997 Annual Report to Stockholders which is filed as an exhibit to the Bank's Annual Report on Form 10-KSB.

   Certain balances reported in 1997 have been reclassified to conform to the 1998 presentation.

2. EARNINGS PER SHARE

   EARNINGS PER SHARE - Basic earnings per share are determined by dividing net income for the period by the weighted average number of common shares. Diluted earnings per share considers the effects of dilution of earnings after consideration of the stock options outstanding under the Bank's Stock Option Plan.

   A summary of the weighted average number of shares and weighted average number of shares and common equivalent shares follows:

                                           Three Months Ended June 30,            Nine Months Ended June 30,
                                        ----------------------------------     ----------------------------------
                                              1998             1997                  1998             1997
Weighted average number of
  shares                                    2,105,840        2,094,000             2,100,286        2,094,000

Common equivalent shares                       32,303           17,467                33,064           13,534
                                        -------------     ------------         -------------      -----------

Weighted average number of
  shares and common
  equivalent shares                         2,138,143        2,111,467             2,133,350        2,107,534
                                        =============     ============         =============      ===========

3. PLAN OF CONVERSION AND STOCK ISSUANCE

   On April 15, 1998, the Boards of Directors of Pulaski Bancshares, M.H.C. and the Bank each adopted a Plan of Conversion and Agreement and Plan of Reorganization (the "Plan") to convert Pulaski Bancshares, M.H.C. from a federal mutual holding company to a Delaware corporation to become the parent company of the Bank. The new Delaware corporation known as Pulaski Financial Corp. (`Holding Company") will exchange certain shares of its common stock for the outstanding common stock of the Bank and will issue and offer for sale certain additional shares of its common stock. The additional shares of common stock of the new Delaware corporation will be offered to eligible account holders of the Bank as of March 31, 1997, who will receive nontransferable subscription rights to purchase these shares, as well as certain other persons as provided for in the Plan. The amount and pricing of the proposed stock offering will be based on an independent appraisal of the Bank.

   In connection with the proposed transaction, an application for conversion was filed by Pulaski Bancshares, M.H.C. on June 9, 1998 with the Office of Thrift Supervision (the "OTS") and a registration statement on Form S-1 was filed on the same date by the Holding Company with the U.S. Securities and Exchange Commission (the "SEC") with respect to the common stock to be issued in the reorganization. The application has not yet been approved by the OTS, and the registration statement has not yet been declared effective. After receipt of the required regulatory approvals, the Plan will be submitted to the members of Pulaski Bancshares, M.H.C. for approval by at least a majority of the votes eligible to be cast at a special meeting and will also be submitted to Bank's stockholders for approval at a special meeting. The transaction is expected to be completed during the fourth quarter of fiscal 1998. Costs related to the conversion will be deferred and, upon conversion, such costs and any additional costs will be charged against the proceeds from the sale of the stock. As of June 30, 1998, deferred costs relating to the conversion totaled approximately $208,000. If the conversion is terminated, these deferred costs will be expensed to operations.

4. PROSPECTIVE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS

   Statement of Financial Accounting Standards (SFAS) No. 132, Employers' Disclosures About Pensions and Other Postretirement Benefits, was issued in February 1998. This statement standardizes disclosure requirements for pensions and other postretirement benefits and requires additional disclosure on changes in benefit obligations and fair values of plan assets in order to facilitate financial analysis. SFAS No. 132 is effective for fiscal years beginning after December 15, 1997, with earlier application encouraged. Adoption of this statement is not anticipated to have a significant effect upon the presentation of the Bank's financial statements.

   SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, was issued in June 1998. This statement establishes accounting and reporting standards for derivative instruments and requires that all derivatives be recognized as either assets or liabilities in the statement of financial position. Under this standard, all derivative instruments should be measured at fair value. Although the Bank has no intention of doing so, SFAS 133 allows an entity to transfer at the date of application of this statement any held-to-maturity securities into the available-for-sale category or the trading category. An entity would then be able in the future to designate a security transferred into the available-for-sale category as a hedged item. SFAS No. 133 is effective for all fiscal quarters of fiscal years beginning after June 15, 1999; however, the Bank will early adopt this standard effective October 1, 1998. Because the Bank does not invest in derivative instruments or enter into hedging transactions, adoption of this statement is not anticipated to have a significant effect on the Bank's financial position or results of operations.

                                  * * * * * *

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Management's discussion and analysis of financial condition and results of operations is intended to assist in understanding the financial condition and results of operations of the Bank. The information contained in this section should be read in conjunction with the unaudited consolidated financial statements and accompanying notes thereto.

Certain statements in this quarterly report and throughout Management's Discussion and Analysis of Financial Condition and Results of Operations are "forward looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and involve known and unknown risk, uncertainties and other factors that may cause the Bank's actual results, performance or achievements to be materially different from the results, performance or achievements expressed or implied by the forward looking statement. Factors that impact such forward looking statements include, among others, changes in general economic conditions, changes in interest rates and competition.

FINANCIAL CONDITION

Total assets at June 30, 1998 were $186.9 million, an increase of $7.5 million from $179.4 million at September 30, 1997. The increase in total assets is primarily attributable to an increase in cash and cash equivalents offset by decreases in loans receivable and investment securities.

Loans held for sale were $14.4 million at September 30, 1997 and increased to $14.6 million at June 30, 1998. The increase was due to greater volume of lending due in part to increased refinancing of mortgage loans. Cash equivalents increased as loan repayments and deposits were invested in overnight funds. In management's opinion, the current "flat" yield curve (i.e., short-term rates and long-term rates are relatively equal) does not provide sufficient incentive to warrant maturity extension of the investment portfolio.

Investments in debt securities decreased from $16.1 million at September 30, 1997 to $14.2 million at June 30, 1998. This decrease was due to maturity of investments and redemption, prior to maturity, of callable securities that resulted from the declining interest rates.

Loans receivable decreased from $130.4 million at September 30, 1997 to $128.6 million at June 30, 1998. The decrease of $1.8 million is due to repayment of loans exceeding originations and reflects the payoff of the Bank's largest loan, totaling approximately $1.2 million during the nine month period ended June 30, 1998. In the current rate environment, the majority of the Bank's borrowers preferred fixed rate loans, which are generally originated for sale in the secondary market rather than retained in the Bank's portfolio.

Total liabilities at June 30, 1998 were $161.9 million, an increase of $6.3 million from $155.6 million at September 30, 1997. Deposits for the same period increased from $148.7 million to $156.4 million, or $7.7 million. This growth is as a result of the implementation of the high performance checking program, which involves frequent direct mail advertisement and gifts for new checking accounts. The number of new checking and money market accounts has increased almost 47% since September 30, 1997. The Bank also believes that it has benefited from the bank mergers and consolidations in the St. Louis market which finds customers leaving larger institutions and obtaining services from a smaller, personally oriented financial institution.

Offsetting the increase in deposits, advances from the Federal Home Loan Bank of Des Moines decreased $300,000 from $2.2 million at September 30, 1997 to $1.9 million at June 30, 1998. The $300,000 decrease is due to scheduled debt service payments.

Total stockholders' equity at June 30, 1998 was $25.0 million, an increase of $1.1 million over $23.9 million at September 30, 1997. The increase is attributable to net income of $1.5 million offset by dividends declared and paid to minority stockholders of $522,000. Also during the nine months ended June 30, 1998, stock options were exercised which resulted in capital contributions totaling approximately $136,000.

NON-PERFORMING ASSETS AND DELINQUENCIES

Loans accounted for on a non-accrual basis amounted to $648,000 at June 30, 1998 as compared to $217,000 at September 30, 1997. The largest non-accrual loan represents the Bank's interest ($227,000 at June 30, 1998) in a participation loan in which the borrower has declared bankruptcy. The borrower is paying in accordance with the terms of the bankruptcy court's ruling, and the interest rate has been increased to 11.625% during the period of delinquency. Interest income is only being recognized upon receipt of payment. Substantially all of the remaining balance of non-accrual loans represents single-family residential loans. Accruing loans that were contractually past due 90 days or more at June 30, 1998 amounted to $1.1 million of which $252,000 were FHA/VA government-insured loans. Real estate acquired in settlement of loans, net of allowance for losses, increased to $13,000 at June 30, 1998 from $-0- at September 30, 1997, and consisted of one single-family residence. The allowance for loan losses was $729,000 at June 30, 1998, or .51% of total loans.

COMPARISON OF OPERATING RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 1998 AND
1997:

GENERAL

Net income for the three months ended June 30, 1998 was $499,000, or $0.23 per share (diluted), compared to $534,000, or $0.25 per share (diluted) for the three months ended June 30, 1997. The decrease in net income between the periods was primarily the result of increases in the provision for loan losses and other expenses, which were partially offset by an increase in other income due to strong loan sales. Additionally, net income for the nine months ended June 30, 1998 was $1,475,000, or $0.69 per share (diluted), compared to $1,429,000, or $0.68 per share (diluted), for the nine months ended June 30, 1997. The increase in net income between the periods was primarily the result of increases in net interest income and other income, which were partially offset by increases in the provision for loan losses and other expenses.

INTEREST INCOME

Interest income increased $4,000 for the three months ended June 30, 1998 compared to the three months ended June 30, 1997. The increase resulted primarily from an increase in interest on overnight deposits of $125,000, offset by a decrease in interest on investments of $84,000 and a decrease in interest on loans of $21,000. Interest income increased $223,000 for the nine months ended June 30, 1998 compared to the nine months ended June 30, 1997. The increase resulted from an increase in interest on loans of $266,000 and interest on overnight deposits of $146,000, offset by a decrease in interest on investments and mortgage-backed securities of $189,000.

Although interest on loans decreased during the quarter ended June 30, 1998, it increased by $266,000 for the nine months ended June 30, 1998, compared to the nine months ended June 30, 1997. The increase in the nine month period resulted from an increase in the average balance of loans outstanding from $139.3 million in 1997 to $143.3 million in 1998. The average yield on loans for the nine month period remained relatively consistent at 8.03% in 1997 and 8.05% in 1998. In contrast, the average yield on loans decreased to 7.98% for the quarter ended June 30, 1998 from 8.13% for the same quarter in 1997. The average balance of loans outstanding increased due to the increased volume of consumer lending. As part of the Bank's interest rate risk policy, the majority of fixed-rate mortgage loans are sold with servicing released.

Interest on overnight deposits increased as a result of the increase in average balance to $17.9 million and $13.0 million for the three and nine months ended June 30, 1998 from $8.7 million and $9.7 million for the three and nine months ended June 30, 1997, with the weighted average interest rate increasing from 5.27% in 1997 to 5.44% in 1998. Excess liquidity has been invested in federal funds because management believes the current "flat" yield curve provides insufficient incentive for maturity extension.

The decrease in interest income on investment securities resulted from a decrease in the average balance from $19.7 million and $18.7 million for the three and nine months ended 1997 to $14.9 million and $15.5 million for the three and nine months ended 1998 and a consistent average yield on these investments of 5.9% in 1997 and 1998. The decrease in the average balances is a reflection of the redemption, prior to maturity, of callable securities and utilization of maturing securities to fund loan closings. At June 30, 1998, the Bank's portfolio included $5.3 million of callable securities with a weighted average rate of 5.97%. Callable securities carry the risk that if called prior to maturity, the proceeds may be reinvested at lower interest rates or longer terms.

INTEREST EXPENSE

Interest expense increased $38,000 for the three months ended June 30, 1998 compared to the three months ended June 30, 1997. The increase resulted primarily from an increase in the average balance of deposits, from $148.6 million for the three months ended June 30, 1997 to $155 million for the three months ended June 30, 1998 partially offset by a decrease in the weighted average yield on deposits from 4.61% for the quarter ended June 30, 1997 to 4.53% for the quarter ended June 30, 1998. Interest expense increased $111,000 for the nine months ended June 30, 1998 compared to the nine months ended June 30, 1997. The increase resulted primarily from an increase in the average balance of deposits, from $148.1 million for the nine months ended June 30, 1997 to $152.7 million for the nine months ended June 30, 1998 partially offset by a decrease in the weighted average yield on deposits from 4.59% for the nine months ended June 30, 1997 to 4.57% for the nine months ended June 30, 1998.
The increased deposit volume has resulted from the implementation of the high performance checking program which involves frequent direct mail advertisement and gifts for new checking accounts.

Interest on FHLB advances declined $4,000 and $26,000 for the three and nine months ended June 30, 1998, respectively. These decreases are a result of the decreased principal balance resulting from scheduled debt service payments.

PROVISION FOR LOAN LOSSES

The provision for loan losses is determined by management as the amount to be added to the allowance for loan losses after net charge-offs have been deducted to bring the allowance to a level which is considered adequate to absorb losses inherent in the loan portfolio. Because management believes it adheres to strict loan underwriting guidelines focusing on mortgage loans secured by one-to-four-family residences, the

Bank's historical loan loss experience has been low. No assurances, however, can be given as to future loan loss levels.

The provision for loan losses for the three months ended June 30, 1998 and 1997 was $64,000 and $15,000, respectively. The provision for loan losses for the nine months ended June 30, 1998 and 1997 was $133,000 and $34,000, respectively. This increase reflects the increase in the Bank's investment in consumer credit and non-conforming residential real estate loans. Non-conforming residential real estate loans represent credit issued which does not meet Fannie-Mae lending guidelines and therefore may not be pooled and securitized with other loans. Although these type of loans are inherently more subject to default, management believes that the credit risk is being adequately mitigated by more stringent collection efforts and additional monitoring activities. Management believes that the current level of allowance for loan losses is adequate to absorb estimated losses inherent in the loan portfolio.

OTHER INCOME

Other income increased $181,000 and $376,000 for the three and nine months ended June 30, 1998 in comparison to the three and nine months ended June 30, 1997. These fluctuations are primarily due to increases in gains on sales of loans. Year-to-date gains have increased due to loan volumes being approximately 96% greater than last year.

In addition, for the three months ended June 30, 1998, service charges on deposit accounts increased $30,000, commissions on sales of insurance products increased $42,000, and miscellaneous other income increased $21,000. Such increases for the nine months ended June 30, 1998, totaled $45,000 for service charges on deposit accounts, $74,000 for commissions on sales of insurance products, and $44,000 for miscellaneous other income.

OTHER EXPENSES

Other expenses increased $134,000 and $270,000 to $1.2 million and $3.5 million for the three and nine months ended June 30, 1998, respectively. Aside from advertising expenses and professional services, the other classifications of other expenses remained relatively consistent.

Advertising expense increased $62,000 and $190,000 for the three and nine months ended June 30, 1998 compared to the three and nine months ended June 30, 1997. Advertising expense for the nine month period consisted of $20,000 of expense related to the celebration of the Bank's seventy-fifth anniversary and $146,000 associated with the commencement of the checking account promotion. The checking account promotion has been designed to last three years. The Bank projects the first year promotional costs (consisting primarily of marketing firm fees, postage and direct mailing expenses, etc.) to be approximately $360,000 (including the costs incurred during the nine months ended June 30, 1998) with similar costs expected in each of the subsequent two years if the promotion is continued. The goals of the promotion are (i) to increase the percentage of transaction accounts to total deposits, thereby decreasing the Bank's cost of funds and (ii) to increase other income through insufficient funds charges, service charges and fees levied on checking accounts.

Professional services increased $96,000 from $134,000 for the nine months ended June 30, 1997 to $230,000 for the nine months ended June 30, 1998. This increase is attributable to certain consultative services provided to Bank management including fees related to the high performance checking program. Other consulting services included fees for employee benefit consulting as well as fees for development of a strategic business and management development program.

INCOME TAXES

The provision for income taxes remained consistent for the three months ended June 30, 1998 in comparison to the three months ended June 30, 1997. The provision for income taxes increased $71,000 for the nine months ended June 30, 1998 in comparison to the nine months ended June 30, 1997. The increase is primarily attributable to increased levels of taxable income and a slight increase in the Bank's effective tax rate.

ASSET AND LIABILITY MANAGEMENT

The Bank uses a net market value methodology as one method to measure its interest rate risk exposure. This exposure is a measure of the potential decline in the net portfolio value ("NPV") of the Bank based upon the effect of an assumed 200 basis point increase or decrease in interest rates. NPV is the present value of the expected net cash flows from the institution's assets, liabilities and off-balance sheet contracts. Under OTS regulations, an institution's "normal" level of interest rate risk in the event of this assumed change in interest rates is a decrease in the institution's NPV in an amount not exceeding 2% of the present value of its assets. On July 1, 1994, thrift institutions with greater than "normal" interest rate exposure were required by regulation to provide additional capital to meet their risk-based capital requirement. Subsequently, the OTS indefinitely postponed its implementation of these regulations. However, if implemented, savings institutions, such as the Bank, with less than $300,000,000 in assets and risk-based capital in excess of 12% would not be subject to the final regulation. The Bank utilizes this methodology as one way to monitor its interest rate risk and influence its pricing strategy. Utilizing this measurement concept, at March 31, 1998, the latest measurement date, the change in the Bank's net portfolio value as a percent of the present value of its assets was a negative .7%. On this basis, the Bank would not be considered as having "greater than normal" interest rate exposure under OTS regulations.

LIQUIDITY AND CAPITAL RESOURCES

Federal regulations require the Bank to maintain minimum levels of liquid assets. The required percentage has varied from time to time based upon economic conditions and savings flows and is currently 4% of net withdrawable savings deposits (as defined by OTS) and borrowings payable on demand or in one year or less during the proceeding calendar month. Liquid assets for purposes of this ratio include cash and cash equivalents and investment securities and agency-issued collateralized mortgage obligations generally having maturities of less than five years. The Bank attempts to maintain levels of liquidity in excess of those required by regulation. Maintaining adequate levels of liquidity reduces the Bank's balance sheet exposure to interest rate risk. At June 30, 1998, the Bank's liquidity ratio (liquid assets as a percentage of net withdrawable savings deposits and short-term borrowings) was 23.52%.

The Bank must also maintain adequate levels of liquidity to ensure the availability of funds to satisfy loan commitments and deposit withdrawals. At June 30, 1998, the Bank had outstanding commitments to originate loans of $5.9 million, and commitments to sell loans of $14.5 million. At the same date, certificates of deposit which are scheduled to mature in one year or less totaled $67.6 million. Based on prior experience, management believes the majority of maturing certificates of deposit will remain with the Bank.

Management believes its ability to generate funds internally will satisfy its liquidity requirements. If the Bank requires funds beyond its ability to generate them internally, it has the ability to borrow funds from the FHLB-Des Moines under a blanket agreement which assigns all investments in FHLB stock as well as qualifying first mortgage loans equal to 150% of the outstanding advances as collateral to secure the amounts borrowed. At June 30, 1998, the Bank had approximately $73.6 million available to it under the above-mentioned borrowing arrangement. At June 30, 1998, the Bank had $1.9 million in outstanding advances from the FHLB-Des Moines.

The Bank cannot pay cash dividends in excess of the higher of (1) net income to date during the calendar year plus one-half of surplus capital over regulatory capital or amounts which would result in the Bank not maintaining adequate capital requirements imposed by the OTS or (2) 75% of net income over the most recent four quarter period. The MHC has received regulatory approval to waive its right to receive cash dividends declared by the Bank for the quarterly periods ending September 30, 1997, December 31, 1997, March 31, 1998 and June 30, 1998. Current OTS policy requires the amount of any waived dividends must be considered as having been paid by the Bank for purposes of evaluating any future proposed dividend payments.

The Bank is required to maintain specific amounts of capital pursuant to OTS regulations on minimum capital standards. The OTS' minimum capital standards generally require the maintenance of regulatory capital sufficient to meet each of three tests, hereinafter described as the tangible capital requirement, the core capital requirement and the risk-based requirement. The tangible capital requirement provides for minimum tangible capital (defined as stockholders' equity less all intangible assets) equal to 1.5% of adjusted total assets. The core capital requirement provides for minimum core capital (tangible capital plus certain forms of supervisory goodwill and other qualifying intangible assets) equal to 3.0% of adjusted total assets. The risk-based capital requirements provides for the maintenance of core capital plus a portion of unallocated loss allowances equal to 8.0% of risk-weighted assets. In computing risk-weighted assets the Bank multiplies the value of each asset on its balance sheet by a defined risk-weighting factor (e.g., one- to four-family conventional residential loans carry a risk-weighted factor of 50%).

At June 30, 1998, the Bank's tangible capital totaled $24.9 million, or 13.33% of adjusted total assets, which exceeded the minimum 1.5% requirement by $22.1 million, or 11.83%. The Bank's core capital at June 30, 1998 totaled $24.9 million, or 13.33% of adjusted total assets, which was approximately $19.3 million, or 9.33% above the minimum requirement of 4%. The Bank's risk-based capital at that date totaled $25.7 million, or 24.6% of risk weighted assets, which is $17.3 million, or 16.6% above the 8% fully phased-in requirement.

EFFECT OF INFLATION AND CHANGING PRICES

The consolidated financial statements and related financial data presented herein have been prepared in accordance with GAAP, which require the measurement of financial position and operating results in terms of historical dollars, without considering the change in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Bank's operations. Unlike most industrial companies, virtually all the assets and liabilities of a financial institution are monetary in nature.
As a result, interest rates generally have a more significant impact on a financial institution's performance than do general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the prices of goods and services.

YEAR 2000

The year 2000 issue exists because many computer systems and applications use two-digit date fields to designate a year. As the century date change occurs, date-sensitive systems may recognize the year 2000 as 1900, or not at all. This inability to recognize or properly treat the year 2000 may cause systems to process financial and operational information incorrectly.

All of the material data processing of the Bank that could be affected by this problem is provided by a third party service bureau. The Bank's service bureau informed the Bank that it intends to complete its year 2000 adjustments by October 1998 and to make its systems available for testing in November 1998.
The Bank has developed a year 2000 action plan that sights mission critical dates and contingency options and created a committee of the Board of Directors to analyze how the year 2000 will impact its operations and to monitor the status of its vendors. The Bank will continue to monitor its status as well as its service providers' status in their efforts to become year 2000 compliant. The Bank does not believe that the costs associated with its actions and those of its vendors will be material to the Bank. The Bank's service bureau will make available certain software that will allow the Bank to test its critical applications. The Bank's service bureau will make available a test system to test various applications and the Bank's cost for participation in this application will be $25,000. Other internal costs are not expected to exceed $100,000 and will consist primarily of accelerating various hardware and purchased software upgrades which generally would have been incurred in the normal course of business. The costs for accomplishing the Bank's plans to complete the year 2000 modifications and testing processes are based on management's best estimates, which were derived utilizing numerous assumptions of future events, including the continued availability of various resources, third-party modification plans and other factors. However, there can be no guarantee that these estimates will be achieved, and actual results could differ from those plans. In the event the Bank's service bureau is unable to fulfill its contractual obligations to the Bank, it could have a significant adverse impact on the financial condition and results of operations of the Bank.

                PART II: INFORMATION NOT REQUIRED IN PROSPECTUS


Item 13.  Other Expenses of Issuance and Distribution*

  Legal fees and expenses.....................  $225,000
  Securities marketing firm legal fees........    35,000
  Securities marketing firm expenses..........    10,000
  EDGAR, printing, copying, postage, mailing..   157,000
  Appraisal/business plan fees and expenses...    45,000
  Accounting fees.............................   150,000
  Data processing fees and expenses...........    10,000
  SEC filing fee..............................    32,000
  OTS filing fee..............................     8,400
  Blue sky legal fees and expenses............     2,000
  Other.......................................    25,600
                                                --------
        Total.................................  $700,000
                                                ========

     *Estimated.

     In addition to the above expenses, Charles Webb & Company will receive a fee of 0.80% of the aggregate purchase price of the shares of common stock sold in the Subscription Offering and the Direct Community Offering, excluding shares purchased by the ESOP and by officers and directors of the Bank and their associates. See "THE CONVERSION AND REORGANIZATION -- Plan of Distribution and Selling Commissions."

Item 14.  Indemnification of Officers and Directors

     Article XVI of the Certificate of Incorporation of Pulaski Financial Corp. requires indemnification of directors, officers and employees to the fullest extent permitted by Delaware law.

     Section 145 of the Delaware General Corporation Law sets forth circumstances under which directors, officers, employees and agents may be insured or indemnified against liability which they may incur in their capacities:

     145 INDEMNIFICATION OF OFFICERS, DIRECTORS, EMPLOYEES AND AGENTS; INSURANCE.--(a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even if obtainable a quorum of disinterested directors so directs, by independent legal counsel in a written opinion, or (3) by the stockholders.

     (e) Expenses (including attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys' fees) incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him or incurred by him any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i) For purposes of this section, references to "other enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to "serving at the request of the corporation" shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     (j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.


Item 15.  Recent Sales of Unregistered Securities.

          Not Applicable

Item 16.  Exhibits and Financial Statement Schedules

          The exhibits filed as part of this Registration Statement are as follows:

(a)       List of Exhibits

1.1    -    Form of proposed Agency Agreement among Pulaski Financial Corp.,
            Pulaski Bank, a Federal Savings Bank, Pulaski Bancshares, M.H.C.
            and Charles Webb & Company (a)

1.2    -    Engagement Letter with Pulaski Bank, A Federal Savings Bank and
            Charles Webb & Company (a)

2      -    Amended Plan of Conversion and Agreement and Plan of Reorganization
            of Pulaski Bancshares, M.H.C. and Pulaski Bank, A Federal Savings
            Bank

3.1    -    Certificate of Incorporation of Pulaski Financial Corp. (a)

3.2    -    Bylaws of Pulaski Financial Corp. (a)

3.3    -    Certificate of Amendment to Certificate of Incorporation of Pulaski
            Financial Corp.

4      -    Form of Certificate for Common Stock (a)

5      -    Opinion of Breyer & Aguggia LLP regarding legality of securities registered (a)

8.1    -    Tax Opinion of Breyer & Aguggia LLP (a)

8.2    -    Opinion of RP Financial, LC. as to the value of subscription rights
            (a)

10.1   -    Proposed Form of Employment Agreement for Executive Officers (a)

10.2   -    Proposed Form of Severance Agreement for Senior Officers (a)

10.3   -    Pulaski Bank, A Federal Savings Bank 401(k) Plan (a)

10.4    -    Proposed Form of Employee Stock Ownership Plan (a)

21      -    Subsidiaries of Pulaski Financial Corp. (a)

23.1    -    Consent of Deloitte & Touche LLP

23.2    -    Consent of Breyer & Aguggia LLP as to its Tax Opinion  (a)

23.3    -    Consent of RP Financial, LC.

23.4    -    Consent of Breyer & Aguggia LLP  (a)

24      -    Power of Attorney  (a)

99.1    -    Order Form (a)

99.2    -    Solicitation and Marketing Materials (a)

99.3    -    Appraisal Agreement with RP Financial, LC. (a)

99.4    -    Updated Appraisal Report of RP Financial, LC. as of July 24, 1998
             (a)

99.5    -    Proxy Statement for Special Meeting of Members of Pulaski
             Bancshares, M.H.C. (a)

99.6    -    Proxy Statement for Special Meeting of Stockholders of Pulaski
             Bank, A Federal Savings Bank (a)

99.7    -    Updated Appraisal Report of RP Financial, LC. as of September 25,
             1998 (P)

99.8    -    Additional soliciting materials

99.9    -    Supplement to Proxy Statement for Special Meeting of Stockholders
             of Pulaski Bank, A Federal Savings Bank

_________
(a)  Previously filed.
(P) Filed in paper pursuant to a continuing hardship exemption granted under Rule 202 of Regulation S-T.

Item 17.  Undertakings

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

          (i) Include any prospectus required by section 10(a)(3) of the Securities Act of 1933, as amended ("Securities Act");

          (ii) Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

          (iii) Include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time shall be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

     (4) The undersigned registrant hereby undertakes to provide the underwriter at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

     (5) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment by the small business issuer of expenses incurred or paid by a director, officer or controlling person of the small business issuer in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the small business issuer will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amended Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in St. Louis, Missouri on the 23rd day of October 1998.

                                   PULASKI FINANCIAL CORP.


                                   By:  /s/ William A. Donius
                                       ---------------------------------------
                                       William A. Donius
                                       President and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, as amended, this Amended Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signatures                            Title                                             Date
----------                            -----                                             ----

/s/ William A. Donius                 President, Chief Executive Officer                October 23, 1998
-------------------------------
William A. Donius                     and Director (Principal Executive Officer)


/s/ Thomas F. Hack                    Chief Financial Officer, Treasurer                October 23, 1998
-------------------------------
Thomas F. Hack                        and Director (Principal Financial and
                                      Accounting Officer)


/s/ Michael J. Donius                 Executive Vice President,                         October 23, 1998
-------------------------------
Michael J.  Donius                    Chief Operating Officer and Director



/s/ Robert A. Ebel*                   Director                                          October 23, 1998
-------------------------------
Robert A. Ebel



/s/ E. Douglas Britt*                 Director                                          October 23, 1998
-------------------------------
E. Douglas Britt



/s/ Garland A. Dorn*                  Director                                          October 23, 1998
-------------------------------
Garland A. Dorn



/s/ Dr. Edward J. Howenstein*         Director                                          October 23, 1998
-------------------------------
Dr. Edward J. Howenstein

* By power of attorney dated June 9, 1998.